# Code of business conduct

## What we do is who we are

## Our moral compass

Policy contact: corporate.secretariat@bell.ca

Bell

What’s Inside

If you have any question regarding this Code of Business Conduct, please e-mail corporate.secretariat@bell.ca or contact the Business Conduct Help Line available at clearviewconnects.com on a 24/7 basis or by calling 1 866 298 2942 (toll free).

PAGE i © Bell Canada 2024. All Rights Reserved. CODE OF BUSINESS CONDUCT

A Message from our President and Chief Executive Officer
Building on Bell’s legacy of service while continuing to achieve our purpose of advancing how Canadians connect with each other and the world comes with tremendous responsibility to our stakeholders. We must all achieve the highest standards of ethical and professional conduct in our work, including understanding and abiding by the values and requirements set out in the Bell Code of Business Conduct.
The Bell Code of Business Conduct explains the laws and regulations that apply to our business and provides clear guidelines for ethical conduct related to interactions with customers, fellow team members, partners and the public; confidentiality and safeguarding of information and assets; stock trading and other public company regulations; engaging on social media; and more.
All team members are required to complete training in the Code of Business Conduct when they join the company, affirm that they have reviewed the Code annually, and refresh their training in the Code every 2 years.
We understand that Bell’s continued leadership depends on the trust and support of all our stakeholders. Our Code of Conduct is a key part of that commitment, and I thank you for making it part of the way you work.
Mirko Bibic
President and Chief Executive Officer
BCE Inc. and Bell Canada

Our goal:
Advancing how Canadians connect with each other and the world
Bell’s 6 Strategic Imperatives

Build the best networks	Drive growth with innovative services	Deliver the most compelling content

Champion customer experience	Operate with agility and cost efficiency	Engage and invest in our people and create a sustainable future
PAGE ii © Bell Canada 2024. All Rights Reserved. CODE OF BUSINESS CONDUCT

1INTRODUCTION
The Bell Canada Code of Business Conduct explains the fundamental values and standards of behaviour that are expected from us in all aspects of our business.
In our daily activities, we have a fundamental responsibility to address a broad spectrum of issues. These include: preventing conflicts of interest, protecting company assets, safeguarding privacy and confidentiality, treating customers and the broader public, shareholders, suppliers, our fellow team members and competitors with respect and honesty, fostering a diverse, safe and healthy workplace and protecting the environment.
Acting responsibly is central to achieving sustainable business success and essential to the pursuit of our corporate purpose: advancing how Canadians connect with each other and the world.
The Code provides various rules and guidelines for ethical behaviour based on Bell values, as well as applicable laws and regulations.
These values and standards reinforce our commitment to the highest levels of customer service, a working environment in which performance is recognized and people are respected and sensitivity to the needs of the community that Bell serves.
1.1Scope: Who Does the Code Apply To?
The Code applies to everyone at Bell, including all directors, executives and employees of BCE Inc., Bell Canada and their subsidiaries. Throughout the Code, we will refer to these companies as Bell.
1.2Objectives
Collectively, we undertake to:
•perform our work duties and conduct our business relationships with integrity and in a dynamic, straightforward, honest and fair manner
•comply with laws that apply to us as well as with Bell policies and procedures
•avoid conflicts of interest
•foster a work environment based on mutual trust and respect and that encourages open communication
•maintain a safe, healthy and secure workplace
•protect the environment and use energy and other resources efficiently
•support a culture in which ethical conduct is recognized, valued and exemplified
•promptly report issues relating to the Code and potential violations, non-compliance with applicable laws, regulations or company policies or procedures and any other emergencies.
1.3Reporting a Misconduct or Violation of the Code – The Business Conduct Help Line
Individual responsibility does not mean you are on your own when facing an ethical issue. Don’t be reluctant to ask any questions you might have on the Code or raise issues.
As part of Bell’s commitment to the highest standards of ethics, employees are encouraged to promptly report any actual or potential misconduct, Code or other company policy violations, malpractice, fraud, misappropriation of business property or any other illegal or unethical act or behaviour, including accounting, internal accounting controls or auditing matters by an employee of Bell or by any business unit of Bell.

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Any submission made by an employee regarding an unethical behaviour will be treated on a confidential and anonymous basis, unless specifically permitted to be disclosed by the employee or unless required by law. Submissions will only be disclosed to those persons who have a need to know in order to properly carry out an investigation of the potential unethical behaviour.
Any employee who in good faith reports an unethical behaviour will be protected from threats of retaliation, discharge or other types of sanctions that are directly related to the disclosure of such unethical behaviour.
No employee will be penalized for inquiring, in good faith, about apparently unethical behaviour or for obtaining guidance on how to handle suspected illegal acts or policy violations. Further, Bell will not allow retaliation for reports made in good faith.

An unethical behaviour may be reported to your immediate manager. If this won’t meet your needs, is inappropriate, does not provide the necessary level of confidentiality or if you otherwise prefer, you can contact our confidential and anonymous Business Conduct Help Line at clearviewconnects.com on a 24/7 basis or by calling 1-866-298-2942 (toll free). You may also contact the Corporate Secretary or the Chair of the Audit Committee.

You can also consult the Complaint Procedures for Accounting and Auditing Matters on the Policies and ethics Bellnet site.
1.4Responsibilities of Managers & Executives
We are all expected to perform our jobs with integrity and in a dynamic, straightforward, honest and fair manner. However, managers and executives have an enhanced role. This means:
•setting an example by complying with the Code and all Bell policies at all times
•ensuring that all employees have access to the Code (online or in paper format), that they know, understand and comply with its provisions and that they complete the annual review and sign off process
•complying with security policies and the associated directives, procedures and standards
•fostering an environment that encourages open communication and upholds sustainable development, environmental protection, health & safety, labour and ethics principles in every business decision and actions
•immediately reporting violations of the Code or breaches of Bell policies and taking prompt and decisive disciplinary action when it has been established that the Code has been violated.
1.5Penalties for Violations
Disciplinary action up to and including dismissal will be taken should an employee, manager or executive:
•violate the Code or a Bell policy, disregard proper procedures or ask others to violate the Code or a Bell policy
•deliberately fail to promptly report a violation or withhold relevant information concerning a violation
•fail to cooperate in the investigation of a known or suspected violation or
•take action against an employee who reports a violation or breach of the Code or other policy.
1.6Annual Review and Sign Off
To demonstrate our commitment to the shared values and standards described in the Code, all employees, managers, executives and members of the Board of Directors must certify annually that they have reviewed and follow the Code. A copy of these certifications can be found at Attachments 1A and 2A. All employees must also take the online course on the Code at least every two years.
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2OUR PRINCIPLES OF ETHICAL CONDUCT
2.1Human Rights
Bell upholds the human rights of workers and is committed to treating them with dignity and respect. Bell’s human rights policy is informed by internationally proclaimed human rights and is committed not to infringe on them in the course of its business operations.
These include, amongst others, the rights to equality, liberty, free expression and to a workplace free from discrimination. Thus, this policy supports internationally accepted standards in this regard as notably defined by the Universal Declaration of Human Rights, General Assembly resolution 217A (III) 1948, the UN Guiding Principles on Business and Human Rights, 2011, and the OECD Guidelines for Multinational Enterprises, 2011. Bell supports the objective of eliminating global forced and child labour, and to this end, has enacted procedures and policies that seek to ensure that its suppliers have adequate controls in place. Bell endorses internationally accepted standards as defined in the International Labour Organization (ILO) conventions and regional or national legislation governing working conditions.
For further information, please refer to Human Rights Bellnet site. For further information on how Bell protects personal information, please refer to the Privacy Policy, the Employee Privacy Policy and to the Privacy Bellnet site.
2.2Personal Integrity
Ethical behaviour is an essential part of our job and is a personal responsibility we all share. It means performing our job fully and competently. It also means being accountable for our behaviour and for supporting the values, principles and standards upon which our reputation rests.
Many aspects of our business are governed by laws and regulations and compliance with such laws and regulations is basic to ethical conduct. Bell and its directors, executives, managers and other employees are expected to comply with the laws, rules and regulations of all countries in which we operate, as well as the expectations and requirements of our various regulators. These laws include, but are not limited to, telecommunications and broadcasting laws, securities laws, laws prohibiting the corruption of government officials, in Canada and abroad, laws related to international sanctions, as well as lobbying, competition, environmental, health and safety and employment legislation.
Ethical behaviour, however, goes beyond mere compliance with the law. It involves thinking through the possible impact of our decisions on all interested parties - customers, employees, unions, business partners, suppliers, investors, government as well as the communities and environment in which we live and work.
Although the Code lays out the fundamental principles of ethical and legal conduct, it cannot anticipate every ethical dilemma or situation we may encounter as we perform our jobs. This would be impossible given the rapid evolution of the communications industry.
Consequently, we may often find ourselves caught in a situation or facing an ethical problem not explicitly covered in the Code. In this case, we must rely on our internal sense of what is right – our moral compass – to guide us in making the right decision.

When faced with a difficult or unclear situation, it may help to ask questions such as:
• how would I feel if, rather than initiating this action, I was on the receiving end?
• how would my customer react if my customer knew I was breaking the rules or distorting the facts to make a sale?
• if I do this, how will I feel afterwards? Would I want my co-workers, friends or family to find out?
• if my actions became public, how would they be reported in the media?

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Assuming personal responsibility for our actions means we can’t blame someone else for our behaviour. Conversely, no one – not even a manager – can force us to commit an illegal or unethical act that may damage Bell’s reputation, or our own.

We have a duty to report illegal acts or violations of the Code or Bell policies. Turning a blind eye to wrongdoing – in effect condoning such behaviour – is itself unethical. See section 1.3 for ways that are available to you to report unethical conducts.

Any breach of the Code or Bell policies or evidence of illegal behaviour will be taken very seriously. Depending on the nature and severity of the case, employees who breach the Code, violate Bell policy or commit an illegal act will face immediate discipline, up to and including dismissal, as well as possible civil or criminal prosecution.
2.3Conflicts of Interest
As employees, managers and executives, our business loyalty rests in placing Bell’s interests – including those of its customers and shareholders – before our personal interests and relationships.
A conflict of interest arises whenever we allow, or appear to allow, personal interests or relationships to impair our judgment and ability to make decisions with integrity and honesty. By thinking of ourselves or our relationships first, we may act in a way that is damaging, or potentially damaging, to Bell. We may also harm our personal reputation.
We must not use our position to influence or bypass Bell procedures, or improperly take advantage of information we have access to by virtue of our position, for personal gain nor for the benefit of our family, friends, colleagues or anyone else.

How Can I Tell If I Am In a Conflict of Interest?
If you are not sure about a particular situation, obtain the guidance you need. Start by asking yourself the following questions:
• Am I following proper Bell procedures?
• Do I stand to potentially gain personally from my actions?
• Can my actions potentially result in a financial or other advantage for myself, a near relative (which would include a spouse, sibling, parent, child, or in-law), friend or other relationship?
• Am I uncomfortable discussing this with my manager or fellow employees?
• Would I act differently if a friend or near relative or relationship weren’t involved?

If you have any doubts about a possible conflict, raise the matter with your manager or contact the Business Conduct Help Line at clearviewconnects.com or by calling 1-866-298-2942 (toll free).
If there is an actual or potential conflict of interest, you must disclose it immediately to your leader and as part of the annual online review process.
2.3.1Conflicts of Interest Relating to Family and Personal Relationships
Each of us has a variety of personal relationships involving family and friends and sometimes our work and personal lives intersect.

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We must disclose this relationship if it compromises, or threatens to compromise, our ability to act in Bell’s best interest. Speak to your manager or contact the Business Conduct Help Line for further guidance. We should also be aware that bridging our personal and business lives may cause our competitors or suppliers – as well as colleagues within Bell – to believe we are in a conflict of interest. To avoid a conflict of interest, or prevent a situation from developing into a conflict of interest, you must inform your manager if, for example:
•you are considering hiring a near relative, friend or relationship
•you transact business on behalf of Bell with a near relative, friend or relationship
•you have been employed by a competitor within the last two years
•a near relative, friend or relationship works for a supplier or competitor or has a financial interest in or is a major shareholder of a supplier or competitor.
If you are concerned that you may be in a conflict of interest, speak to your manager. You must also disclose the conflict at your next online annual review of the Code.

My partner has just become an executive sales manager for a company that services the computers in my department. Do I need to tell anyone about this?
• Yes. Someone could claim that Bell is giving your partner business because you are a Bell employee. You should notify your manager and make sure you are not involved in any decisions regarding your partner’s company. This relationship should be disclosed in your annual online review of the Code.

2.3.2Conflicts of Interest Relating to Supplier-Funded Incentive Programs
Supplier-funded incentive programs, often offered to sales employees by suppliers seeking to sell their products, may only be arranged through an authorized program administrator who does not work with the eligible employees.
It’s up to the program administrator to ensure there is no conflict between Bell’s marketing strategy and the supplier’s incentive program. For further information, please refer to the Guidelines for Incentive and Recognition Programs on the Human Resources Bellnet site.
2.3.3Conflicts of Interest Arising from Outside Employment and Similar Activities
We all have a right to do what we want during our non-working hours. This could include holding another job in which we use the skills and experience acquired through our work at Bell. However, we must ensure that our outside employment or other activities do not conflict, or appear to conflict, with Bell’s business or with our ability to fulfill our duties as employees.
To avoid a conflict of interest, or even the appearance of such a conflict, you should discuss any planned outside business activities with your manager. As a general guideline, you may not:
•work for an organization that competes with Bell or operate a business or promote a third party’s line of products or services that compete with those offered by Bell
•use Bell’s time, materials and facilities in paid or unpaid work for other organizations (for example, to support a charitable community project), unless specifically authorized by senior management (CP4 or higher). Where such authorization has been obtained, as per the Bell Community Investment policy, no company products or services (such as wireline telecommunication services, Internet services, handsets, etc.) may be provided in-kind
•accept outside employment or engage in any activity that may prevent you from performing your job at Bell fully and competently
•contribute to or support any political group or political activity on behalf of Bell, unless specifically authorized by the appropriate Bell department responsible for government relations.
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I am a Bell technician who installs circuitry for small and medium-sized business customers. With the growth of the Internet and other communications services, demand for my expertise is booming. Can I take advantage of this opportunity and start up an installation business on my own time?
• No. You cannot engage in any outside activity that might take business away from Bell or any of its subsidiaries. Furthermore, as an employee, you are expected to contribute your energy and ideas to your job as an installer for Bell.

As a customer service representative I happen to respond to my brother’s telephone call inquiring about a charge on his account for TV services.  Can I respond to this call and make adjustments, if any, to my brother’s account?
• No. Employees are not allowed to access or make changes to the billing accounts of their families and friends, including accessing their own or invoicing themselves.

2.3.4Conflict of Interest Guidelines for Executives and External Directorships
In addition to the conflict of interest guidelines and procedures noted above, in respect to all persons who are executives (i.e. Vice-President and above), a conflict of interest may also arise:
•when there is an outside interest which materially encroaches on time or attention which should be devoted to Bell’s affairs or so affects the executive's energies as to prevent the executive from devoting the executive’s full abilities to the performance of duties
•where an executive or any of the executive’s near relatives, friends or relationships has a direct or indirect interest in or relationship with any outsider, such as a supplier (whether of goods or services), customer, agent or competitor of Bell or its subsidiary and associated corporations, or with a person in a position to influence the actions of an outsider, which is inherently unethical or which might be implied or construed to:
•give rise to a possible personal gain or favour to the executive involved, or any of the executive’s near relatives, friends or relationships due to the executive's actual or potential power to influence dealings between Bell and the outsider
•render the executive partial toward the outsider for personal reasons, or otherwise inhibit the impartiality of the executive's business judgement or the executive’s desire to serve only Bell’s best interests in the performance of the executive functions
•place the executive or Bell in an equivocal, embarrassing or ethically questionable position in the eyes of the public or any external monitoring body
•reflect unfavourably on the integrity of the executive or Bell.
•where an executive or any of the executive’s near relatives, friends or relationships makes use of any non-public information, such as information for internal use, or of a confidential nature, proprietary, insider, privileged or government classified nature or customer information, entrusted to or obtained by the executive in the conduct of Bell’s business to benefit the executive or any of the executive’s near relatives, by selling or making available such information to interests outside Bell, or uses the information in any other manner to further the executive’s interest(s), or the interest(s) of any of the executive’s near relatives
•where an executive or any of the executive’s near relatives, friends or relationships has any direct or indirect interest or relationship which is actually or potentially harmful or detrimental to Bell’s best interests.
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Executives are required to disclose any actual or potential conflicts of interest by providing written notice to the Corporate Secretary at corporate.secretariat@bell.ca. The Corporate Secretary is responsible for administering the Code and the Conflict of Interest Guidelines. If the Corporate Secretary is unable to resolve an existing or potential conflict of interest with the person involved, the matter will be discussed with the Chief Human Resources Officer and EVP, Corporate Services.
External Directorships
As a general rule, executives are allowed to be appointed to the board of directors of a company other than a Bell company provided that such appointment:
•will not create conflicts of interest either for the executive or for any Bell company
•will contribute to the development of the executive or will benefit Bell either directly or indirectly
•will not be at the expense of the executive’s corporate responsibilities and will not impose an undue burden on the executive.
Provided the above criteria are met, before accepting an external directorship appointment, an executive shall, through the executive’s superior, seek and obtain clearance from the President and Chief Executive Officer. If appointed, the executive must then disclose such fact to the Corporate Secretary’s Office promptly.
Executives should however understand that the BCE group companies’ D&O Insurance policy will not be applicable unless the executive’s appointment is made at the request of Bell.
2.4Loans, Gifts and Entertainment
2.4.1Loans from Bell
We do not accept, whether directly or indirectly, any loan or guarantee of obligations from Bell that are for our personal benefit.
2.4.2Business Gifts & Entertainment
Under no circumstances are you to solicit, accept, offer or give bribes, kickbacks or facilitation payments, either directly or indirectly (including for example through a contractor or consultant acting on Bell’s behalf).
Do not solicit, accept, offer or give gifts, gratuities, favours or hospitality from or to suppliers or customers, which may compromise – or appear to compromise – our ability to make fair, objective, business decisions or may unfairly influence a business interaction.
Do not solicit or encourage gifts, hospitality, entertainment or any other thing for personal use.
Do not accept gifts having a monetary value; for example, gift certificates, cash, services, discounts or loans.
These guidelines do not change during traditional gift giving season.
We recognize, however, that building relationships with customers and suppliers is an integral part of doing business.
You may offer reasonable hospitality and entertainment to private sector suppliers or customers as described in this section. You should consult your manager or contact the Business Conduct Help Line when in doubt about the appropriateness of a particular situation.
You may accept and participate in unsolicited business hospitality or entertainment with private sector suppliers or customers depending on the function or services you perform for Bell and if the hospitality or entertainment is clearly intended to facilitate business goals and is reasonable.
You may sponsor events/activities for private sector customers or potential customers where the purpose is to strengthen business relationships; however it is your responsibility to inform yourself and be sensitive to the customer’s own code of conduct on these issues.
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You may accept unsolicited, nominal value hospitality, gifts or mementos from private sector suppliers or customers that are customary or business related.
You may accept business entertainment from private sector suppliers or customers in the form of meals as long as it is modest, infrequent, and as far as possible on a reciprocal basis.
You may solicit modest gifts or prizes for Bell sponsored events from private sector suppliers or customers, which provide clear benefits to the sponsor and/or charitable organization, upon approval by your manager.
Note: All hospitality and entertainment offers using Bell company-owned tickets, including those made to domestic public officials, must be made in accordance with the Bell National Hosting Suites and Ticketing Policy.
Do not solicit, accept, offer or give gifts, gratuities, favours or hospitality from or to domestic public officials or sponsor public sector events/activities without first consulting with the Regulatory and Government Affairs Team, complying with any applicable process or policy, for example, the Bell National Hosting Suites and Ticketing Policy, in the case of hospitality requiring Bell company-owned tickets and obtaining their express prior consent where required. Questions should be directed to the Regulatory and Government Affairs Team.
Do not solicit, accept, offer or give gifts, gratuities, favours or hospitality from or to foreign public officials, sponsor foreign public sector events/activities or otherwise engage foreign public officials without obtaining the express prior consent of the Regulatory and Government Affairs Team.

Factors which you and your manager should consider when assessing the proper course of action include:
• Is the public sector involved?
• Is Bell potentially involved in a major procurement activity with the company offered or offering the gift or entertainment?
• Would the gift or entertainment be considered appropriate or customary, taking into account the nature of the function or services you perform for Bell?
• Would it be perceived as insulting or damaging to the business relationship to return the gift or decline the hospitality?
• Can the gift or hospitality be applied to benefit all team members rather than certain individuals?
• Is the guest or guest’s organization a frequent recipient or provider of tickets or hospitality?

2.5Political Activities
2.5.1Political Contributions
Political Contributions refer to any payment or donation, including provision of services at favourable rates, irrespective of format or location, made on behalf of Bell to a recipient involved in federal, provincial, territorial or municipal political process, such as a political party, an election or leadership candidate, a riding association or an elected official. Bell’s corporate policy prohibits political contributions without the express prior consent of the Chief Legal and Regulatory Officer. This policy does not apply to political contributions made by individuals within Bell on their own behalf. However, funds or assets being contributed must originate with or belong to the individual making the contribution, and individuals making political contributions should be prepared to demonstrate ownership.
For further information, consult the Political Contributions Policy available from the Policies and ethics Bellnet site.
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Beyond standard penalties for non-compliance with the Code which were previously outlined, Bell may refer the matter to the appropriate regulatory and legal authorities, which could lead to penalties, fines or imprisonment.
2.5.2Lobbying on Behalf of Bell
Broadly speaking, lobbying involves reaching out to a public official in order to further Bell’s objectives, whether at the federal, provincial, municipal or other level of government. It is each employee’s own responsibility to know and ensure compliance with the rules, codes and guidelines applicable to the jurisdiction of the public official with whom the employee is meeting. Lobbying does not, however, include formal legal or regulatory submissions, communications in a public forum or responses to government Request for Proposals.
Lobbying public officials is a legitimate activity but the law sets certain boundaries around lobbying, as well as establishes some disclosure requirements, to ensure that lobbying activities are transparent and ethical. The Regulatory and Government Affairs Team must be consulted before making representations to public officials. If you have any questions, you may consult the Regulatory and Government Affairs Team prior to the meeting.
Beyond standard penalties for non-compliance with the Code which were previously outlined, Bell may refer the matter to the appropriate regulatory and legal authorities, which could lead to penalties, fines or imprisonment.
2.5.3Considerations in Foreign Jurisdictions
We are committed to complying with all applicable anti-bribery and anti-corruption laws, rules and regulations of every jurisdiction in which we operate.
It is illegal and prohibited for you, and those acting on Bell’s behalf (for example, a contractor or consultant), to directly or indirectly give, offer or agree to give or offer any form of advantage or benefit (including for example, gifts, gratuities, favours, money or hospitality) to a foreign public official in order to obtain an advantage in the course of business. The act of merely offering or agreeing to pay a bribe is an offence and prohibited, regardless of whether the foreign public official actually receives it. This includes small or modest payment to government officials to expedite or ensure performance of a routine government action.
Any individual looking to engage with foreign governments must obtain the express prior consent of the Regulatory and Government Affairs Team.
If you wish to report any unethical or illegal behaviour by a Bell team member or someone acting on Bell’s behalf related to dealings in or with foreign jurisdictions, you may report the matter to your manager or use the Business Conduct Help Line at clearviewconnects.com or by calling 1-866-298-2942 (toll free).
2.6Improper Influence on the Conduct of Audits
Employees are prohibited from coercing, manipulating, misleading or fraudulently influencing Bell’s internal or external auditors at any time and especially when the employee knows or should know that the employee’s action, if successful, could result in rendering Bell’s financial statements misleading in any way.

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2.7Trading in Securities
2.7.1Insider Trading
As a director or employee, you may become aware of undisclosed material information about Bell or any other company. Unless you are certain that the entirety of this information has been officially publicly disclosed, it is illegal for you to:
•trade in securities of BCE Inc., Bell Canada or any company to which the information relates (securities include, without limitation, common and preferred shares, debt securities, options, share units as well as any related financial instruments)
•disclose such information (otherwise than in the necessary course of business and on a confidential basis) to another person – also known as “tipping” – even if the other person, the tippee, is related to you or is a friend. Trading or tipping by the tippee is also illegal.
Undisclosed material information refers to information that, if disclosed, could have a significant effect on the market price of a company’s securities or is likely to be considered important by a reasonable investor in determining whether to buy, sell or hold such securities. Some examples of what could constitute undisclosed material information are financial results, key financial and non-financial metrics, financial guidance and business plans before they are publicly announced, material planned business acquisitions or dispositions, significant new products and services before they are launched and cybersecurity incidents.
At law, severe penalties may be imposed against you personally as a result of unlawful trading and tipping.
Assuming you are not otherwise aware of undisclosed material information, the recommended time to purchase or sell BCE Inc. and Bell Canada securities is during the period beginning on the second business day following the day of announcement of BCE Inc.’s and Bell Canada’s quarterly financial results and ending 14 calendar days before the last day of the quarter during which the announcement is made (the “permissible trading window periods”). This will help minimize the risk of an unintentional violation of these prohibitions, and the appearance of a violation (intentional or not). All employees are required to keep accurate records of their securities transactions and may be asked to report to Bell their holdings and investment transactions. Insiders who are subject to the Insider Trading and Reporting Guidelines are prohibited from trading in BCE Inc.’s or Bell Canada’s securities outside of the permissible trading window periods.
Even after Bell has officially publicly released material information, it is important to be sure that sufficient time has elapsed to enable the information to be disseminated to investors. As a rule of thumb, you should not trade securities until the second business day following the public announcement. An employee must not attempt to “beat the market” by trading simultaneously with, or shortly after, the official release of public information.
Should you have any doubt regarding your ability to legally trade in securities or whether any information can be disclosed, you must consult the Legal Team before trading or disclosing any information.
Members of the board of directors and executives should consult the BCE Inc. and Bell Canada Insider Trading and Reporting Guidelines for additional information. A copy of these guidelines can be obtained from the Corporate Secretary’s Office.
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Can I use information I obtain by accident or overheard?
• No. Even when you obtain undisclosed material information by accident, such as by overhearing a discussion of a planned acquisition, you are prohibited by law from trading in securities of BCE Inc., Bell Canada or the target company. In addition, you cannot suggest to a spouse, near relative or friend that they trade in shares of BCE Inc., Bell Canada or the target company while in possession of such information as this would be considered tantamount to divulging that information to someone outside Bell for personal gain or the gain of someone else. Such securities could only be traded on the second business day after Bell or the company being acquired issues a press release publicly announcing the planned acquisition.

2.7.2Short Sales, Calls and Puts
As a director or employee of Bell, you may not engage in the following activities with respect to BCE Inc.’s securities or the securities of any of its affiliates (such as Bell Canada): (a) short sale; (b) sale of a call option and (c) purchase of a put option.
“Short selling” means selling securities you do not currently own and borrowing a third party’s securities in order to make delivery, the whole in expectation that the securities will decrease in value when you will buy back the securities and return them to the owner. Such process may lead to undue speculation and abuse and is therefore prohibited.
Puts and calls may also lead to the same abuse and therefore similar restrictions apply to the sales of call options and purchases of put options in respect of securities of BCE Inc. and its affiliates. For the purposes hereof, a “call” can be defined as an option to demand delivery of a specified number or amount of securities at a fixed price within a specified time but does not include an option or right to acquire securities of BCE Inc. or its affiliates where such were granted by BCE Inc. or its affiliates (such as pursuant to BCE Inc.’s Long-Term Incentive (stock option) Programs). A “put” can be defined as an option to deliver a specified number or amount of securities at a fixed price within a specified time.
In summary, you cannot sell short securities of BCE Inc. or its affiliates, and you may not sell call options or buy put options over the same securities. You must exercise great caution in your trading in order to avoid inadvertent breaches of these restrictions.
2.8Public Disclosure of Information
Only authorized executives can decide the timing and content of public disclosures regarding Bell, such as the issuance of news releases and the public filing of continuous disclosure documents with securities regulatory authorities.
If you are not an authorized designated spokesperson, you must not respond under any circumstances (including on a “no-name” or “off the record” basis) to inquiries from, or voluntarily provide information to, the investment community or the media, unless specifically asked to do so by an authorized designated spokesperson.
Any inquiries need to be immediately referred to Bell’s Communications Department or Investor Relations Department. The list of authorized designated spokespersons can be found in Bell’s Disclosure Policy available on the Policies and ethics Bellnet site.

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2.9Confidentiality of Customer and Employee Information
2.9.1Customer Privacy
Bell has long been committed to maintaining the accuracy, confidentiality, security and privacy of customer information. It is essential that we protect the confidentiality of all non-public information entrusted to us by Bell or its customers, except when disclosure is authorized or legally mandated. Even seemingly mundane information might be of use to competitors, or harmful to Bell or its customers, if disclosed. Even unintentional disclosure can lead to identity theft or financial gain by third parties. Therefore, the best way to protect customer information is to limit access on a need-to-know basis. In addition, we must comply with the laws and regulations related to privacy that apply to Bell, including the Personal Information Protection and Electronic Documents Act and restrictions imposed by the CRTC.
Unless a customer provides explicit consent or disclosure is pursuant to a legal power such as a search warrant, all information kept by Bell about its customers is confidential and cannot be disclosed or used, directly or indirectly, except for business purposes. We may only use this information for the purposes for which it was collected and that the customer would reasonably expect.
Recording, releasing or disclosing private customer information for personal gain or the benefit of another will result in immediate discipline up to and including dismissal, and may include civil or criminal prosecution. This may also expose Bell to substantive reputational harm and financial liability. Certain laws applicable to Bell require that customer privacy breaches be investigated, reported and recorded. If you suspect a breach of customer personal information, you must report it using the breach reporting tool or by emailing privacy@bell.ca.
Interception of Private Communications
Communications between Bell and a customer may be monitored for quality assurance purposes, with an appropriate advisory to the customer.
The unlawful interception of a private communication is prohibited under the Criminal Code. The content of a customer’s transmissions (including telephone and email) may not be monitored, nor may the content, nature and existence of telephone calls and data transmissions be released to third parties except as explicitly authorized by law.
Unintentional interceptions of a call may occur when providing service, doing repairs or when conducting quality control checks. In these instances, the employee must advise the persons on the call of the unintended interception and immediately disconnect from that call.
Business Customer or Supplier Information
Maintaining customer and supplier privacy is also crucial when dealing with contracts, proposals and quotations. We must be vigilant to not share business customer or supplier information – such as business plans, names of representatives or information of a sensitive nature – with other employees servicing a similar market segment (for example, the banking industry). By doing so, we may inadvertently divulge information about a business customer or supplier to that customer’s or supplier’s competitor. Also, unless a business customer or supplier provides explicit consent, we do not share information about business customers or suppliers with other affiliates or partners, agents or subsidiaries of our group, except with those affiliate or partners or agents or subsidiaries of a group, who are directly involved in the specific contract, proposals or quotations or a related transaction.
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I am a customer service representative for the residential market. A caller, self-identifying as the spouse of a wireless customer, requests billing details for the spouse’s account, indicating that the caller looks after bill payments for the family. Should I provide the information?
• If the caller is not explicitly listed on the account as an authorized co-user, the information should not be provided. Account details, particularly for wireless accounts, can be very sensitive information and is often sought in the context of matrimonial disputes. Advise the caller to have the account holder of record contact Bell to have the spouse added to the account as an authorized co-user. This approach applies equally to all customer accounts, in all business units.

2.9.2Employee Privacy
Bell has also long been committed to protecting the personal information of its employees which is collected only for purposes relevant to managing the employment relationship. The obligations described in the Personal Information Protection and Electronic Documents Act also apply to the collection, use, disclosure and protection of personal employee information.
Personal information means information, in any format, about an identifiable individual, but does not include the name, title or business address or telephone number of an employee. Employee personal information refers to those records like the personnel files and other documents collected and used to provide services or support such as pay or benefits information. Personal health information is held separately by the Disability Management Group.
All personal information is protected by Logical and Physical security safeguards appropriate to the sensitivity of the information and may only be accessible and used for reasonable purposes relating to the management of the employment relationship or for other purposes as may be required by law. All employees holding personal employee information must handle it in accordance with privacy principles. Aside from applying normal safeguards (i.e. locked cabinets and desks), employees should avoid discussing personal employee information in public areas.
Notwithstanding the notion of employee personal information, there shall be no expectation of privacy for communications made through the use of Bell equipment or using Bell paid services or products (for example, e-mail, internet/intranet activities, voice mail, computer files, network), as well as workspaces (for example, desks, lockers, and vehicles).
Bell reserves the right to monitor or search any and all Bell property at any time, where it determines on reasonable grounds that this is required; for example:
•to evaluate and measure service quality in the interests of the safety and protection of employees or Bell
•to search for specific business information
•to comply with legal warrants or other obligations
•to conduct security investigations such as in the event Bell suspects an employee of fraud, theft, undeclared conflict of interest, violation of this code or other situation which may cause prejudice to an employee or Bell or its reputation.
Additional information is available through the Employee Privacy section of the Human Resources Bellnet site as well as in the Acceptable Use of Information Technology Resources Policy. Any evidence of child pornography is to be immediately reported through the Internet child pornography reporting form.

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2.9.3Bell Privacy Policies
To support our commitment to privacy we have developed policies and a formal privacy code - the Bell Privacy Policy and the Bell Employee Privacy Policy - which spell out the commitments of Bell, its employees and agents and the rights of customers and employees regarding personal information.
The Bell Privacy Ombudsman oversees compliance with these privacy policies and may be contacted at privacy@bell.ca.
The Bell Privacy Policy, the Bell Employee Privacy Policy and other privacy-related documents are available by following the “privacy” link on bell.ca or on the Bellnet policies page Policies and ethics Bellnet Site.
2.10Protecting Confidential Information
Employees must comply with the Data Governance Policy, the Information Security Policy and related directives, and the Directive on Records Retention Schedule to ensure that Bell’s information is properly classified and adequately protected, stored, shared and disposed of as per legal requirements and business needs. These policies apply to all forms of records regardless of who has prepared them, regardless of the medium used (paper, electronic or other) and whether or not they reside on Bell’s premises, servers and infrastructure.
Employees are responsible for:
•ensuring compliance with business, legal and regulatory requirements with respect to record retention, as outlined in the Directive on Records Retention Schedule
•improving operational efficiencies, reducing space requirements and costs by eliminating unnecessary records
•ensuring the preservation and accessibility of relevant records to satisfy specific operating needs and any legal or regulatory preservation obligations (e.g. in the event of litigation or regulatory investigations).
Confidential information is information about our business that must not be made publicly available. Confidential information includes information classified as Internal Use or Confidential, as well as information that has not been explicitly classified as Public. Some examples of information which must be safeguarded from disclosure include:
•employee or customer personal information
•contracts and agreements
•passwords and encryption keys
•undisclosed financial results
•marketing strategies, pricing, bids and proposals
•training material
•pictures or recordings of confidential information or discussions
•any video, picture or recording taken on work premise or of Bell premises, which are permitted only with director level management approval. Furthermore, it is strictly prohibited to record any identifiable individual without the person’s knowledge and consent, except if such recording is for investigation purposes and authorized by Corporate Security.

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Employees must also:
•not send confidential information to personal email accounts
•not store company information on portable storage devices including USB keys or external hard drives
•ensure confidential information is securely stored at all times
•not store confidential information, including pictures, on personal devices that have not been registered through the BYOD (bring your own device) process
•avoid discussing such information in public places (including by phone in taxis, trains and airplanes), with family members or friends or with business colleagues when conversations might be overheard
•report immediately unauthorized disclosure, transmission, misappropriation or misuse of confidential information to Bell’s National Incident Centre (NIC) at 1-866-714-0911 or at cni-nic@bell.ca.
Post Employment Obligations
Your obligation to protect Bell’s confidential information continues after the employment relationship ends. Upon termination of employment or contract, or reassignment, all employees must:
•return all copies of confidential information and documents, including electronic records, and all third party information entrusted to Bell
•return any equipment entrusted to them including mobile devices, laptops and external storage devices
•continue to uphold the confidentiality of Bell confidential information and not use or disseminate any such information. This continuing obligation is particularly important in the case of a departing employee who subsequently works for one of Bell’s competitors or suppliers.
Preservation of Records under Legal Hold
Records subject to preservation under a “legal hold” must not be disposed of until the hold is lifted. Where a “legal hold” is in place, all owners of records that are subject to it must take positive steps to ensure the preservation of such records. Those record owners must also, prior to taking any steps that might affect the disposal of such records, such as re-imaging their computers or being “evergreened” to a new device, contact the Legal Team (ediscovery.legal@bell.ca) to verify whether they can dispose of the records.
Any employee unsure whether records are subject to a legal hold or unsure of the hold’s scope should contact the Legal Team at ediscovery.legal@bell.ca.
When an employee, who owns records that are subject to a legal hold leaves Bell, the employee’s manager and Human Resources Consultant must ensure that these records are preserved.

How do I tell if a document (paper or electronic) is confidential if it is not marked as such?
• You must begin by asking the person who issued the document (if known), as the originator is the person who must determine the security classification. If you can’t find the source of the information and the nature of the document does not make the classification obvious (such as information that has been made public), the document must be treated as confidential until the proper classification is determined.

2.11Confidential Game or Event Information
You may become aware of confidential information about a game or event due to your position with Bell. Some examples of this type of confidential information include:
•a player’s availability for a game or event
•conditions that are material to a game or event, such as coaching decisions and matters related to a player’s health or personal life.
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You must not use confidential information to, directly or indirectly, bet or wager money or anything of value on any game or event (including any exhibition, regular season or playoff game). This prohibition includes betting or wagering money or anything of value on:
•an outcome, statistics, score
•player trades, coaches’ employment, draft pick selections, disciplinary matters.
This prohibition also applies to using confidential information when participating:
•in fantasy leagues that award cash prizes or other things of value
•in anyone else’s betting activities, including fantasy leagues, or asking anyone to place bets on games or events on your behalf.
Note that “fantasy leagues” means contests in which participants assemble fictional teams of real-world players, with the winning teams determined by the statistics of those players.
You must also not disclose confidential information about a game or event to anyone unless that person has a legitimate business need for the information.
2.12Dealing with Customers
We achieve an ongoing competitive advantage and long-term relationships with our customers by ensuring that our reputation for quality service, ethical behaviour and integrity remains intact. We compete vigorously but fairly, while complying with our legal and ethical obligations.
Customers and customer service are at the core of our business. To succeed, we have to be honest, courteous, and respectful when dealing with our customers and their property whether visiting their homes or place of business, or interacting in-store, or on the phone.
There is never a situation where ethical or legal obligations should be compromised to meet sales objectives. No one – not even a manager – can force us to commit an illegal or unethical act that may damage Bell’s reputation, or our own.
Our customers expect us to be ethical in our practices, to provide quality products and services, and to be truthful when discussing our advantages and benefits.
To maintain that trust we must:
•offer customers only those services which they need or want
•promote our products, services, packages and pricing accurately even when up-selling and providing retention discounts
•ensure customers understand what they are ordering
•give customers the straight facts about their competitive choices
•not offer to waive charges, cut special deals or grant discounts that are not authorized
•never mislead customers or misrepresent facts or allow our judgment to be compromised
•report any unethical behaviour we witness
•demonstrate an unwavering respect for each customer’s uniqueness including, but not limited to: culture, ethnicity, gender, gender identity/expression, age, religion, disability, sexual orientation, education and experiences
•serve our Québec clients in the official language of their choice (French or English).
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You are trying to close a sale with a customer. There are conditions applicable to the offer you’ve described that may make the customer reluctant to subscribe. You know those conditions will be described in the confirmation email the customer will receive and in the contract. Can you leave those details out and let the customer read about them?
• It is your responsibility to communicate our offers and prices accurately. You must advise the customer of all applicable conditions so that they can make an informed choice prior to purchasing.

2.13Dealing with Suppliers and Competitors
2.13.1Supplier Relations - Reciprocity
Like many corporations, we purchase goods and services from thousands of suppliers, many of whom are also our customers.
While we quite naturally want to do business with our customers, and will take advantage of every opportunity to do so, we must keep in mind that this should not be done at the expense of price, quality and service. These criteria, rather than the simple fact a supplier is or is not our customer, should guide our purchasing decisions.
Reciprocity is an arrangement where a purchaser gives business to a supplier because that supplier is its customer for other products, in preference to another supplier. Reciprocity, whether it originates with the buyer or the seller, should be handled with utmost care for a number of financial, ethical and legal reasons.
For example, we may lose the opportunity to save money on our purchases if we choose suppliers solely because they are Bell customers, and we may be accused of anti-competitive behaviour.
Under certain circumstances, we may, for strategic marketing reasons, develop and contract services exclusively with a given supplier. The Law Department must be consulted before such arrangements are established.

Our department is organizing a meeting at a hotel. Due to the large size of our group, and the fact we don’t want to travel far, we’ve chosen a nearby hotel serviced by a competitor. Is this okay, or should we find a hotel that uses Bell services?
• It is not Bell policy to prohibit employees on company business from dealing with organizations that do not use Bell’s services. While we actively encourage everyone at Bell to do business with our customers, we must ensure that this is not done at the expense of price, quality and service.
• Although the hotel you’ve chosen is not a Bell customer, you were right to choose it if, in your judgment, it best meets the price-quality-service criteria you are looking for: the hotel is located close to your office, it can easily accommodate all the members of your department and, as a result, will enable your group to save both time and traveling expenses.

2.13.2Supplier Relations - Foreign Jurisdictions
Bell must abide by all applicable laws, including those related to sanctions and export controls. All supplier relationships in foreign jurisdictions must be established in compliance with guidance from the Legal, Regulatory and Government Affairs Team.
2.13.3Treating Competitors with Respect
We welcome and encourage fair and open competition and we are committed to treating competitors with due respect. By doing so, we honour the competitive spirit that motivates us to perform at our best.
Behaving competitively means that we:
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•do not portray a competitor to the public or to a customer in an inaccurate, misleading, disparaging or unfair manner or in a way contrary to laws that govern competitive business practices
•do not state as a fact our understanding of a competitor’s price information as that information may be out of date and incomplete
•exercise care when commenting publicly on such topics as a competitor’s financial situation, business practices, management, reliability or foreign ownership
•do not behave disrespectfully toward a customer who has decided to purchase a competitor’s products or services; rather we rigorously promote and provide high-quality service for any other product we may supply to this customer.
2.13.4Obtaining Information about our Competitors
We have every right to gather information about the marketplace in which we operate through legal and ethical means. This includes information about our competitors, their products and services, technology, prices, advertising, and so on.
However, we do not engage in industrial espionage, buy proprietary information or induce employees or former employees of our competitors to disclose proprietary or confidential information of the employee’s current or former employer.
If you become aware that confidential or proprietary information about a competitor is circulating through Bell, you must not use such information and must immediately report it as indicated below.

Our business unit recently hired someone who was employed with a competing radio station. This person has confidential information which would be very valuable to us. Can we ask the person to disclose this confidential information?
• Absolutely not. The new employee has an obligation to protect the employee’s former company’s confidential or proprietary information, just as you would be obliged to protect Bell’s confidential or proprietary information if you were to leave Bell. You must respect the employee’s personal integrity as well as the employee’s obligation to the employee’s former employer.
Inducing an employee to disclose such confidential information is a violation of the Code.
If I become aware that this person is disclosing a competitor’s confidential information to Bell employees, should I report it?
• Yes you must report this fact to your immediate supervisor or through the Business Conduct Help Line at clearviewconnects.com or by calling 1-866-298-2942 – and you must not use such confidential information. Bell’s reputation could be significantly harmed by such disclosure and taking immediate steps to contain the confidential information is critical. Failure to report is a violation of the Code.

2.13.5Agreements with Competitors
In many cases, agreements between competitors that restrict i) the price at which competitors can sell their products or services to customers, ii) the customers to whom competitors can sell, or iii) quantities that competitors will produce or market, are criminal offences and thus prohibited. To be clear, this prohibition does not address cases where two competitors are simply entering into an agreement as buyer and seller of each other, as is for instance common in our wholesale division.
The law provides certain exceptions and we may, for strategic reasons, sometimes take advantage of these exceptions and enter into specific agreements with competitors. For instance, the rules allow, under certain conditions, the submission of joint bids with competitors in response to requests for proposal, something
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which otherwise would appear to be a prohibited agreement on price. The Legal, Regulatory and Government Affairs Team must be consulted before arrangements with competitors are established.
2.13.6When a Competitor is a Customer
When providing competitors with network facilities, broadcasting, access or other services, we cannot use information obtained as a result of that process in any manner which would give us an undue competitive advantage. This includes ensuring that this information is not made available to those within Bell or its affiliates who develop competitive service strategies. It also means that we must not disclose a customer’s choice of competitive carrier to anyone who does not clearly require the information to provide service to the customer.
2.14Safeguarding Bell Assets
We are all responsible and accountable for safeguarding Bell assets from loss, damage, theft, fraud, vandalism, sabotage or unauthorized use, copying, disclosure or disposal. The improper use and/or reporting of assets could seriously undermine Bell’s integrity, adversely affect our business strategies and decisions and weaken investor confidence. It may lead to disciplinary action up to and including dismissal. It could also constitute a criminal offence.
Bell’s assets include but are not limited to, offices and office equipment, inventory, computers, art, telephone and video equipment, vehicles, tools, materials, buildings, people, property, information, funds, communication networks, information systems, and intellectual property. The vehicle related policy and practices can be found on the Fleet solutions Bellnet site and covers both the use of Bell-owned vehicles and the use of employee’s vehicle for Bell purposes.
Access to and use of these assets must be authorized, adequately controlled and based on business needs. We should not use Bell assets for personal purposes, except when authorized by your leader. Employees must take appropriate measures to prevent property damage, theft, fraud, loss, damage, abuse or unauthorized access to physical or logical assets, and intellectual property (including data).
Employees are expected to safeguard Bell assets and comply with Bell policies, including the Policy on Authorizations. Bell policies, including the Policy on Authorizations, are available in the Policies and ethics Bellnet site.
To best safeguard the tools and equipment used as part of their functions, employees must consult the Bell Corporate Security policies, available on the Policies and ethics Bellnet site.
Loss or theft of Bell assets, property damage and malfunctioning doors and locks are to be reported to Bell’s National Incident Centre (NIC) at 1-866-714-0911 or at cni-nic@bell.ca.
2.14.1Information Security
All Bell team members, contractors and consultants are responsible to comply with the Information Security Policy in order to protect the confidentiality, integrity and availability of information. Team members must also support the establishment of appropriate processes and controls to mitigate information security risks, while also ensuring financial, operational, and reputational risks are mitigated. Any suspected or actual Information Security incidents must be reported to Bell’s National Incident Centre (NIC) at 1-866-714-0911 or at cni-nic@bell.ca.
For proper and responsible use of Bell’s information technology (IT) resources, all team members must comply with the Acceptable Use of Information and Technology Resources Policy.
2.14.2Physical security
Physical security controls are essential in protecting Bell sites, assets, personnel and business operations on a continuous basis and during events. All team members have a responsibility to protect Bell sites and assets and to comply with the Physical Security Policy, including by complying with the safeguards that
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have been put in place. Physical security safeguards are designed to prevent, deny, delay or detect unauthorized access to our assets and activate appropriate responses, and team members play a key role in ensuring they are not bypassed, circumvented or disabled.
All team members, consultants and contractors must wear a visible, valid, designated ID card at all times while on Bell premises. An ID card can only be used by the team member to whom it is issued. It cannot be shared or lent. Visitors must wear a visible, valid, designated visitor’s card while on Bell premises and must be escorted by a Bell team member at all times.
Team members must question anyone not wearing a valid ID card and escort them to the security desk or off site. If the situation escalates and poses a threat, 911 or local authorities must be contacted immediately. Once it is safe to do so, the incident must be reported to Bell’s National Incident Centre (NIC) at 1-866-714-0911 or at cni-nic@bell.ca.
2.14.3Fraud Prevention
Fraud is defined as an intentional deception, falsification or misrepresentation made for personal gain, or to damage or create loss for the organization, customers or individuals. This can include the misuse or misapplication of the organization’s resources or assets to conduct internal fraud. This can also include actions taken towards business partners such as clients and service providers as well as false or inflated insurance claims presented to Manulife or any other insurance provider.
Successfully preventing fraud requires an ongoing commitment from all of us. This includes actively participating in the prevention, detection, and reporting of suspected fraud, whether committed by an internal or external party. As employees we will not engage, directly or indirectly, in account falsification, false claims, time fraud or any other fraudulent or corrupt business practices.
Fraudulent actions are not only unethical, but may also be a violation of domestic and international law and result in civil or criminal prosecution, Bell has a “zero tolerance” stance with regards to all confirmed fraud situations. If you are approached by anyone with an opportunity to engage in fraudulent activities, you must report the incident to your manager and Corporate Security or through the confidential Employee Help Line available at clearviewconnects.com or by calling 1-866-298-2942 (toll free).
2.14.4Business Continuity
Bell recognizes the importance of its infrastructure and services for its team members and customers. To that end, all business unit leaders and team members must ensure they have appropriate business continuity plans and disaster recovery plans in order to be ready to react to any type of events that may impair our activities.
2.14.5Emergency Management
Team members may encounter various emergency situations that can directly affect them or Bell.  To this end, Bell is committed to a level of preparedness and planning that is designed to “protect life and property” and to ensure a rapid return to providing service to our customers. Through the development and implementation of emergency response procedures and the “Be Ready” training modules, employees and business units will be ready to respond during emergencies. All employees must follow the “Be Ready” online training every two years.
In the event of a life-threatening emergency first make sure you are safe, then call 911 (or local emergency service). All emergencies and emergency conditions including unplanned evacuations, or situations significantly impairing or potentially impacting service (such as but not limited to floods, major fires, power outages, health and safety emergencies) occurring on or in proximity to Bell facilities are to be reported to Bell’s National Incident Centre (NIC) at 1-866-714-0911 or cni-nic@bell.ca. For information on Bell’s Emergency Management procedures, consult the Corporate Security Bellnet site.
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Evidence of serious criminal activity such as terrorism, found on Bell or customer premises or Bell systems, are to be reported to Bell’s National Incident Centre (NIC) at 1-866-714-0911, unless involving an imminent threat where 911 must be called.
Significant facility or utility interruptions, surveillance, control systems or any service failures that impact our network are to be reported to the National Network Operations Centre (NNOC) at 1-888-570-1091.
2.14.6Corporate Credit Cards and Bell Funds
We are personally responsible for funds, cash, cheques, postage, etc., over which we have control. Corporate credit cards are not to be used for personal cash withdrawals or purchases and other charge cards are to be used only for business purposes. We must also ensure that all expense vouchers, benefit claims and invoices are accurate and properly authorized.
Corporate policy regarding the use of corporate credit cards and corporate travel is detailed on the Travel and Expenses Management Bellnet site. We should, unless unavailable, use the services of suppliers with whom Bell has negotiated agreements (e.g. travel agents, airlines, car-rental agencies, taxi companies, hotels).
2.14.7Hiring Consultants or Contractors
Hiring of contractors, consultants or other external resources must follow the rules as outlined on the External labour Bellnet site and hiring of external resources must also comply with the principles and procedures of the Contingent Labour Program Policy and the requirements of the relevant Bell Policies available on the Policies and ethics Bellnet site, including the requirements for personnel screening. In addition, all contractors performing high-risk work must be pre-qualified to ensure all workers are competent, trained and compliant with the health and safety requirements of Bell, prior to conducting any work for Bell, as outlined in the Directive on contractor safety and high-risk services.
2.14.8Electronic Procurement and Electronic Processing of Expense Reports
Bell electronically processes much of its procurement needs including employee expense reports and accounting for corporate credit card payments. All employee expense reports and credit card payments must be approved by a leader one level above the employee submitting the reports.
2.14.9Business Books and Records
Bell’s books and records contain information essential to effective and efficient operations. They form the basis upon which key decisions about Bell are made by our executives, financial analysts, shareholders, investors, and regulators.
Because they are so crucial to Bell meeting its legal, regulatory and financial obligations, we must ensure that all documents, reports, plans and records falling under our responsibility are accurate and complete. We must also ensure that all transactions are properly authorized.
In preparing and maintaining our books and records, we must:
•adhere to all accepted accounting standards and practices, rules, regulations and controls applicable to us
•ensure that all entries are recorded accurately, on time, in the proper accounts, and are properly documented
•record all funds, assets and transactions; we may not establish any undisclosed or unrecorded fund or assets for any purpose
•keep books and records which reflect fairly, accurately and in reasonable detail Bell’s transactions, acquisitions and disposal of assets and other relevant activities
•sign only those documents we believe to be accurate and truthful
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•restrict access to sensitive or confidential information (such as financial records and customer information) to ensure the information is not accidentally or intentionally disclosed, modified, misused or destroyed
•maintain internal control processes to ensure that Bell meets its book and record keeping obligations.
2.14.10 Standard Contracts and Agreements
If you are in a position to develop or sign contracts, you must take necessary steps to protect the interests of Bell by ensuring that only Bell standard form template contracts are used and, in the case of purchase agreements, the Procurement Policy is followed. All contracts must be reviewed by appropriate departments such as, Legal, Regulatory and Government Affairs, Procurement, Corporate Security, Corporate Responsibility & Environment, Health, Safety and Workplace, Risk Advisory Services and Insurance. Standard contracts must not be modified without prior approval of the Legal Team.
2.14.11 Intellectual Property
Intellectual property such as patents, inventions, copyrights, trade-marks, domain names, industrial designs and trade secrets are strategic assets of Bell and must not be disclosed to or used by others without first ensuring that appropriate legal safeguards are in place. Failure to do so could result in Bell losing rights in its intellectual property.
Intellectual property rights also reside in and protect know-how, business methods and processes, computer software, written materials (including paper or electronic form), graphics, photographs and audiovisual works, whether developed internally within Bell or obtained from others.
Every employee has a responsibility to preserve, protect and enhance the value of these assets.
Trade-marks, including Bell’s logo and its various trade names, are among Bell’s most valuable assets. When using them, employees must follow the Brand guidelines, and must immediately report any infringement or misuse of such trade-marks or trade names to the Brand team by sending an email to info.branding@bell.ca. In addition to protecting Bell’s intellectual property, we also have a responsibility to avoid infringing intellectual property rights of others, as detailed in the Intellectual Property Policy referred to below.
All intellectual property conceived or made in the course of our employment with Bell or which are within the scope of Bell’s business interests, are rightly the exclusive property of Bell. Each employee assigns to Bell the ownership of all such intellectual property and also waives in favour of Bell any moral rights they may have in such intellectual property. Employees are prohibited from applying for patents or other intellectual property registrations in regards to intellectual property that belongs to Bell, nor can Bell’s intellectual property be used for personal purposes or gain.
For additional information, please consult the Intellectual Property Policy.
2.15Development and Use of Artificial Intelligence Technologies
Bell is committed to ensuring the responsible development and use of artificial intelligence (AI) technologies. A responsible approach to the development and use of AI that aligns with the company’s ethics, privacy, and security requirements and broader environment, social and governance objectives is expected to support customer, employee, and other stakeholder confidence in this important technology, contributing to the company’s ability to use AI to advance how Canadians connect with each other and the world.
In support of this commitment, Bell will adhere to the following guiding principles:
•Responsible, effective and safe AI deployment
•User empowerment and accountability
•Research and innovation leadership
•Robust governance and transparency
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•Proactive approach to risk management
All Bell team members are responsible to comply with our Responsible AI Policy, which applies to any AI systems developed, licensed or used by Bell, whether those AI systems are developed internally or by third party resources.
2.16Social Media
Social media includes any digital communication channel that allows individuals to create, share or comment on content. Bell team members must comply with our Bell Employee Social Media Guidelines. They’ve been created to empower employees to be Bell advocates while still protecting Bell’s reputation and ensuring compliance with applicable laws and regulations. As with all communications, employees engaged on social media must abide by the following general principles:
•Any comment made must be true, genuine and not misleading
•Your online presence is a reflection of you, both personally and professionally, and Bell
•Always use common sense: be ethical, professional and treat others with respect.
Please remember that any statement made online may be perceived as representative of Bell and may create unnecessary liability for the employee and the company. The Social Media Guidelines cover all social media other than LinkedIn. Separate guidelines for LinkedIn can be found here. In addition to following the Social Media Guidelines, team members are required to follow the Bell Code of Business Conduct while participating on social media.
Guidelines
1.    You can post and share approved Bell product and service online content (Bell and affiliates’ social posts or bell.ca web links) on your personal social media accounts, provided you explicitly identify yourself as a Bell employee
2.    Do not rate or review Bell products or services on social media whether you’ve identified yourself as a team member or not. This includes ratings and reviews in an app store or on social networks. Doing so can result in legal ramifications for the company
3.    You can ‘like’ official Bell social posts that are not related to products/services
4.    You cannot create or design your own advertising/claims promoting Bell and its products and services (separate guidelines exist for LinkedIn)
5.    You cannot offer advice relating to customer service from your personal social media accounts. Instead, employees can direct people to our Bell support channels or use the Bell Making it Right service
6.    You can celebrate your professional accomplishments and positive work experiences at Bell. We encourage you to include #TeamBell in these posts. We also encourage you to celebrate the causes Bell champions. For example, use #BellLetsTalk to demonstrate your support and participation in the Bell Let’s Talk mental health initiative and feel free to like, share or comment on Bell posts about these causes.
Never assume that anything you say or post online is private. You have an obligation to continue to protect Bell’s Confidential and Internal Use information as defined in the Data Governance Policy and may not post any comment that includes confidential information concerning our company, customers, suppliers or team members. As with any company policy, violations can result in disciplinary action, up to and including termination of employment. The Bell Social Media team provides authorization to certain Bell employees to socially engage via LinkedIn on product and services messaging. For these employees, specific guidelines apply. If you have any questions regarding Bell’s Social Media Guidelines, or are unsure if what you want to post is permissible, please reach out to the Social Media team at social.media@bell.ca.
PAGE 23 © Bell Canada 2024. All Rights Reserved. CODE OF BUSINESS CONDUCT

A complete copy of the Bell’s Social Media Guidelines, with relevant examples, is available here and from the Policies and ethics Bellnet site. Additional related corporate policies, such as Bell’s Acceptable Use of Information Technology Resources Policy and Bell Media’s Social Media Policy for CTV News and on-air talent are available from the Policies and ethics Bellnet site.
2.17Workplace
2.17.1Bell Workways program
Bell has adopted a new way of working built around key principles that prioritize flexibility, business requirements, collaboration, and ongoing support for leaders and teams.
The program is designed to provide our employees with the opportunity to more effectively manage work, family and other life commitments by providing alternative approaches to where and when work gets done when possible, while ensuring we continue to meet Bell’s business objectives and deliver strong results. Offering employees flexible work options reflects Bell’s Strategic Imperative to Engage and Invest in Our People, contributing to a more inclusive, healthy and supportive workplace for the Bell team.
Every Bell team member is expected to read and adhere to the terms and conditions outlined in the Bell Workways Policy. If employees are unable to adhere to these policies, rules and procedures, their flexible work arrangements or flexible work profiles may be modified. In some cases, breach or failure to comply with the Bell Workways Policy can also lead to disciplinary measures, up to and including termination of employment.
Employees are notably expected to:
•maintain clear and ongoing communication with their leader and consult with them before making changes to a flexible work arrangement that varies from what has been agreed upon
•continue to work the required number of regular work hours and maintain adequate performance levels, including being connected, accessible, responsive to emails and available for meetings when working remotely
•take special care to ensure no one can see, hear or access confidential information and that customer, supplier and employee privacy and confidentiality is protected at all times, including when working remotely
•ensure their home or remote working environment is a safe, private and secure space free from distraction and conducive to accomplishing their work tasks
•consult the Bellnet page on Office ergonomics and the Health, Safety and Security Self-Assessment, and ensure to adhere to the other Health and safety programs and procedures available on the Health & Safety Bellnet site and make the necessary adjustments to their home workstation to ensure it is appropriate for the task and is adjusted to proper ergonomic positioning
•prevent unauthorized access to the company computer and other assets and ensure that any personal use follows the Acceptable Use of Information Technology Resources Policy, including alerting corporate security if the company computer is stolen, hacked or if they suspect it has been accessed by someone
•adhere to health and safety protocols, including refraining from holding in person business meetings, including meetings with colleagues at their home
•use available technology when working remotely to keep in contact with their colleagues and leader.
Please refer to the Bell Workways Bellnet site for additional information or consult the Bell Workways Policy.
2.17.2Health and Safety
At Bell, a safe and healthy workplace is essential to achieving success in all areas of our business. The health and safety of our team members, our contractors, our customers, and members of the public, is paramount.
PAGE 24 © Bell Canada 2024. All Rights Reserved. CODE OF BUSINESS CONDUCT

Bell team members share the responsibility for their own health and safety as well as those around them. As such, they must perform their job in a safe and secure manner in compliance with company policies, directives, procedures, and actively participate in training and all required health and safety activities when applicable. Team members must immediately report all unsafe conditions and work-related injuries, illnesses, and incidents to their leaders. Every team member is expected to take every reasonable precaution to protect all team members and other parties.
Additional information on Health and safety programs and procedures are available on the Health and Safety Bellnet site under Human Resources, Workplace and Safety.
You can also consult the Health and Safety Policy or contact the Corporate Health and Safety team for more information at info.ss-hs@bell.ca.
2.17.3Mental Health
At Bell, we believe that the mental health of our team members is essential to achieving personal and organizational success and we are committed to leading by example in our own workplace by promoting mental health and supporting team members with a mental illness.
We expect every member of the Bell organization to take primary responsibility for their own health.  Every employee also has a responsibility to contribute towards a workplace that promotes mental wellbeing.
Bell is committed to:
•supporting employees experiencing mental illness through our workplace practices
•understanding what factors contribute towards mental wellbeing at work by reviewing Bell’s mental health policy, employee feedback, government and legal requirements, and current best practices
•setting objectives that drive continuous improvement of our workplace mental health strategy and regularly evaluating our approach
•implementing or adapting policies and practices that support mental health in the workplace within the context of our corporate priorities and the evolution of our industry
•providing resources and training to educate all team members about mental health
•encouraging employees to take part in activities that contribute to their own mental health in the workplace.
To view the full policy statement, consult the Policies and ethics Bellnet site.
Additional information on Mental Health in the Workplace, training and resources is available on the Human Resources Bellnet site at Mental health and well-being.
You can also contact the Workplace Health team for more information at workplacehealth@bell.ca.
2.17.4Respect, Diversity, Inclusion and Employment Equity
Bell is dedicated to supporting human rights and creating an inclusive and accessible workplace where all employees feel valued, respected and supported based on their skill set, unique values, and fairness to achieve their full potential, including support for reasonable workplace accommodations.
Respectful communications and timely conflict resolution are also key components to avoid escalations and prevent discrimination or harassment and violence. Resources to support awareness and resolution are available on our Respectful workplace, Human rights and Diversity, equity, inclusion and belonging websites.
Bell does not tolerate and condemns any form of discrimination or harassment and violence, whether directed against an individual or group, including employees, customers, suppliers and shareholders. This specifically includes discrimination based on race, national or ethnic origin, aboriginal or indigenous status, language spoken, religion, age, sex (including pregnancy or childbirth), gender identity/expression, sexual
PAGE 25 © Bell Canada 2024. All Rights Reserved. CODE OF BUSINESS CONDUCT

orientation, marital status, family status, veteran status, physical or mental disability and conviction for which a pardon has been granted.
All leaders are expected to champion a respectful, inclusive and supportive workplace.
All employees should therefore:
•understand and abide by Bell’s Human Rights and Accommodation Policy
•follow and collaborate in the accommodation process by:
•communicating their needs clearly using the accommodation form;
•including sufficient information to enable understanding of the reason and requirements for the accommodation;
•collaborating with their leader to explore various accommodation options;
•follow the appropriate resolution steps in situations where they may be facing potential discrimination.
Our Diversity, equity, inclusion and belonging (DEIB) strategy complies with Canada’s legislated employment equity programs. Currently, the Employment Equity Act focuses on four designated groups: women, indigenous peoples, persons with disabilities and members of visible minorities. Through the implementation of workforce policies and leading practices, we ensure equity in the workplace for all qualified members of these designated groups.
Our DEIB strategy also includes other equity deserving groups. Building a workforce that reflects the diversity of the communities in which we live and serve brings Bell closer to its customers. We foster equity in the workplace for a wide range of self-identifying groups by means of Bell’s internal DEIB questionnaire. At this time, we have selected the following dimensions of diversity in the workplace:

Ability	Experience	Race
Age	Gender & Sex	Relationship
Ancestry	Language	Religion
Culture	Origin	Sexuality
Collecting self-identification data helps us to ensure workforce policies and leading practices for all equity deserving groups.
Employment Equity also makes business sense. Building a diverse workforce leads to a more inclusive, innovative and engaged workplace that serves better to our communities. By including diverse suppliers into our sourcing processes, Bell also gains access to competitive offerings, greater innovation, and culturally diverse business interactions.
Diversity, equity, inclusion and belonging training supports in advancing towards a work environment of excellence that celebrates diversity promotes inclusion. Respect and professionalism in the workplace training is available to help support a diverse, equitable and inclusive work environment. All employees are expected to champion workplace respect, diversity, equity and inclusion; and educate themselves and stay informed through our Human rights Bellnet site.
In a mindful effort to create an inclusive workplace for everyone, we expect all our employees to treat others with respect, be curious about differences, and value their uniqueness.
All employees should therefore:
•complete the confidential diversity questionnaire available on Employee Self Serve
•take available diversity, equity and inclusion training, and engage in awareness events
•promote and foster an inclusive, equitable and accessible workplace.
Bell operates in both official languages, English and French, and complies with Québec laws requiring French to be the primary language used in workplaces in that province. Our Language Diversity Program provides
PAGE 26 © Bell Canada 2024. All Rights Reserved. CODE OF BUSINESS CONDUCT

training, tools and a language pairing program to support bilingualism throughout the organization. For more details, please see the Bell Language Policy.
2.17.5Preventing Workplace Harassment and Violence

What is harassment and violence
Workplace harassment and violence means any action, conduct or comment, including of a sexual nature, that can reasonably be expected to cause offence, humiliation or other physical or psychological injury or illness to an employee.
Harassment and violence can take many shapes, vary in severity, occur as a single significant incident or as a series of inappropriate behaviors and can occur even where there is no specific intention to cause offence, humiliation or harm.

Bell is committed to fostering a safe, respectful, diverse and inclusive workplace, and preventing and resolving incidents of harassment and violence that may occur while also providing support to those who may have been involved in such incidents.
Roles and responsibilities in promoting a healthy work environment, preventing harassment and violence, and resolving incidents, if they occur, are described in our Workplace Harassment and Violence Prevention Policy, which also sets out examples of harassment and violence.
This policy applies anywhere work or work-related activities are conducted, whether inside or outside Bell premises, during or beyond regular work hours, or wherever/whenever there is a sufficient connection to the workplace.
Team members are responsible for complying with the Workplace Harassment and Violence Prevention Policy. Failure to do so may result in corrective or disciplinary actions, up to and including dismissal.
As such, all team members are expected to:
•read the policy and understand what harassment and violence is
•complete all mandatory training, including the “Be Respectful” module
•refrain from committing harassment and violence
•recognize warning signs and act responsibly in situations of conflict or potential threat. In emergency situations, first call 911. When safe to do so, contact their leader or the National Incident Centre (NIC) at 1 866-714-0911 or cni-nic@bell.ca to ensure appropriate protocols are followed
•report harassment and/or violence as soon as possible to a leader, a Human Resources team member, union representative or to Workplace Practices or Corporate Security
•cooperate during resolution of matters involving alleged workplace harassment or violence by:
•following appropriate de-escalation measures or directives, as applicable
•providing their version of the facts and supporting evidence, where applicable
•safeguarding confidentiality during the process
•refraining from undue influence or retaliatory behavior against anyone who is or is believed to be involved in the resolution process and report any such acts if they occur.
Leaders have additional responsibilities which include:
•understand the impact of their behaviours, actions or inaction, model appropriate behavior and use authority in a fair and respectful manner
•address all inappropriate behavior and assist members with resolving conflicts and de-escalating tensions
PAGE 27 © Bell Canada 2024. All Rights Reserved. CODE OF BUSINESS CONDUCT

•provide support to those who come forward and treat any report of harassment or violence seriously, in a sensitive and confidential manner and notify a Human Resources team member, Workplace Practices or Corporate Security as soon as a report of harassment or violence is made, whether verbally or in writing
•implement recommended measures to prevent or reduce risk, and apply appropriate corrective or disciplinary measures when needed.
Please read the Workplace Harassment and Violence Prevention Policy and refer to the Respectful workplace Bellnet site for additional useful information.
2.17.6Alcohol, Drugs and Other Substances
All employees are required to be fit for work and must not be impaired by the use of illicit drugs, recreational cannabis or alcohol in the workplace. The workplace includes all locations where company business is conducted, including employees’ home or remote work location during working hours.
Use, possession and trafficking of illicit drugs, recreational cannabis or alcohol is strictly prohibited in the workplace. Lawful possession of alcohol and recreational cannabis in employee’s home is however permitted.
Employees must not be impaired by medication or medical cannabis in the workplace. Employees are responsible for determining through their physician or pharmacist whether the use of medication might have an adverse effect on performance or put their or others’ health and safety at risk. If the use of medication and/or medical cannabis can impair their ability to perform their job safely, efficiently or otherwise affect performance or attendance, the employee must proactively inform their leader. Intentional misuse of prescribed or over-the-counter medications or medical cannabis is strictly prohibited.
Employees are required to behave responsibly and maintain appropriate behavior during company-sponsored social and recreational events, including virtual social events, with regard for the safety and well-being of the individuals participating, the community, and the reputation of the company.
To review the full Drug and Alcohol Policy, consult the Human Resources Bellnet site.
2.17.7Involvement in a Legal Matter
If you are involved in a legal matter or police case you must immediately inform your manager if this involvement has the potential to affect your ability to perform your job fully and competently. Loss of a driver’s license, for example, must be reported immediately if the affected employee is required to drive a Bell vehicle.
2.18Journalistic Independence
Bell is committed to upholding principles of journalistic independence. The Journalistic Independence Policy governs editorial decisions made by applicable news divisions owned by Bell, including radio (collectively “Bell Media News”). Bell Media News is solely responsible for all news reporting decisions and for ensuring the integrity of their news operations. Compliance with the Journalistic Independence Policy is mandatory for all Bell employees. Failure to comply with the policy will be considered a breach of the Code of Conduct and may result in disciplinary action up to and including termination of employment.
An appropriate framework of independence between Bell Media News and Bell is a fundamental safeguard to ensure that news is covered in a fair, accurate, balanced and unbiased manner. Any interference, whether direct or indirect, actual or perceived, undermines the principles of news independence and can erode the credibility of Bell Media News, which is critical to maintaining the trust of audiences.
Bell fully endorses the independence of Bell Media News and requires that all employees execute their day-to-day job responsibilities in a manner that respects this core value.
From time to time, news stories directly or indirectly concerning Bell, or of commercial interest to Bell, will be reported by Bell Media News. The appropriate Bell Media News editorial team is solely responsible for
PAGE 28 © Bell Canada 2024. All Rights Reserved. CODE OF BUSINESS CONDUCT

determining how to cover any such story, with full discretion and control, and without interference. No Bell employee will take any action that will impact the standards of fairness, accuracy, balance and independence that must be applied to any such news story.
In the normal course of business, representatives of Bell may offer ideas for news coverage to the Bell Media News team, as they would with any other news organization. In any such instances, Bell representatives must recognize that the material offered must be considered newsworthy and relevant to the audience by the applicable Bell Media News division’s editorial team before receiving coverage. The news team will decide whether to proceed with a story, how it will be covered, and the extent of any coverage, with full and absolute discretion and control, and without direct or indirect interference in the decision making process.
At all times, this Code and other relevant BCE policies apply to Bell Media, including Bell Media News management and staff. As a result, in accordance with this Code and BCE’s Disclosure Policy, BCE’s communications department is responsible for addressing all queries from other media outlets regarding Bell Media and its divisions and properties, including Bell Media News. Furthermore, (i) non-public BCE information of which Bell Media News management or staff have knowledge in a capacity other than Bell Media News reporting or (ii) information in the possession of Bell Media in its capacity as an employer, must remain confidential and be treated in accordance with the Code and Bell’s Data Governance Policy.
All news editorial decision making resides with the Bell Media News team with absolute and final privilege belonging to, for CTV News, the Vice President responsible for CTV News and, for Noovo News, the Vice President responsible for Noovo News. The Bell Media News team will be responsible for the development of applicable editorial and reporting policies, including news policies on attribution, sources, and disclosure of conflicts.
If at any time the Vice President responsible for CTV News or the Vice President responsible for Noovo News has any concerns about journalistic independence or compliance with the Policy that cannot be resolved through normal functional reporting channels in line with the principles of the Policy, the Vice President responsible for CTV News or the Vice President responsible for Noovo News can address said matters with BCE’s Chief Executive Officer and/or the Chair of the BCE Audit Committee.
If you have any concerns regarding compliance with the Journalistic Independence Policy, such concerns shall be communicated to your immediate manager and/or the Vice President responsible for CTV News or the Vice President responsible for Noovo News, as applicable. However, if such reporting is either inappropriate, does not provide the necessary level of confidentiality, or as you otherwise prefer, the reportable activity should be reported to the Business Conduct Help Line or to the BCE Corporate Secretary.
To view the full Journalistic Independence Policy, consult the Policies and ethics Bellnet site.
PAGE 29 © Bell Canada 2024. All Rights Reserved. CODE OF BUSINESS CONDUCT

You are a member of the Bell Media News team and you receive a request from the Bell Residential Services team to profile an item they believe is newsworthy. What should you do?
• Remember that it is acceptable for Bell employees to suggest story ideas, with respect for the Bell Media News team’s full authority to decide on news coverage
• If you decide the item is not newsworthy, but they persist or escalate the matter, you should discuss it with your supervisor to confirm your position and obtain support
• Ultimately, you can engage the Vice President responsible for CTV News or the Vice President responsible for Noovo News, as applicable, who are the final arbiters in matters relating to independent news reporting and have the authority to take steps to ensure the situation is resolved in an appropriate manner in accordance with the Policy on Journalistic Independence
• Should you consider that the matter is not handled in accordance with the policy, you can report your concerns through the Business Conduct Help Line.

The Business Conduct Help Line may be reached 24/7 by calling 1-866-298-2942 or by visiting clearviewconnects.com.
Members of the public should call Bell Canada’s Complaint and Concerns Line at 1-866-317-3382 with any concerns about Bell’s activities.

2.19Environmental Leadership
Bell believes that environmental protection and efficient energy performance are integral to the success of our business and is committed to minimizing, through innovation and a continual improvement process, the impact that some of our activities, products or services may have on the environment.
In support of our commitment to environmental leadership, we will:
•seek to meet or exceed the obligations of all applicable legislation and other requirements
•prevent, control and reduce releases into the environment
•reduce greenhouse gas emissions, mitigate and adapt to climate change related risks and transparently report on our results
•adopt a series of corporate objectives, principles and procedures that apply to all employees in the course of their respective duties, and monitor the progress towards meeting our targets
•correct in a timely manner problem situations that could not be prevented
•promote and support cost-effective resource and waste minimization initiatives
•deal with suppliers who seek to minimize their environmental and energy consumption impacts, and practice social and ethical responsibility
•ensure availability of necessary resources to maintain and improve environmental and energy management systems
•develop and market telecommunications services that provide people and organizations with innovative solutions that take into account their environmental and energy challenges
•participate with governments, businesses, the public and relevant interest groups to advance environmental protection and efficient energy performance
•communicate our environmental initiatives and performance to stakeholders on a regular basis
•ensure that employees adhere to the Environmental Policy and understand their responsibilities in putting it into practice.
PAGE 30 © Bell Canada 2024. All Rights Reserved. CODE OF BUSINESS CONDUCT

The Corporate Responsibility & Environment (CR&E) team has developed a series of policies, programs, directives, management frameworks and procedures to support employees in their environmental duties. These documents are available on the Environmental leadership page on Bellnet.
Environmental training is mandatory for all team members directly involved in managing any of the following environmental issues, or whose activities may have an impact on the environment: incidents, manhole effluents, network impacts, residual materials (hazardous and non-hazardous), treated wood poles, energy consumption, petroleum products or ozone depleting substances. Training must be completed before the employee begins operational duties.
All team members must report, without delay, all environmental incidents, inspections and inquiries by authorized third parties to the Enviro-line at 1-877-235-5368, available 24/7.
For inquiries, suggestions, concerns or for information about environmental training, contact your Environmental Coordinator or the CR&E team via the Contact Us form on the Environmental leadership page on Bellnet.
PAGE 31 © Bell Canada 2024. All Rights Reserved. CODE OF BUSINESS CONDUCT

3ROLES AND RESPONSIBILITIES
3.1Business Unit Responsibility
Managers are required to ensure that all employees have access to the Code either on-line or in a paper format if required, and that they know, understand and comply with its provisions. To this end, they should ensure that all employees review the Code annually and comply with the annual review process outlined in this Code.
3.2Board of Directors, Corporate Governance Committee and Audit Committee
The Board of Directors, with the recommendation of the Corporate Governance Committee, has the authority to approve this policy. In addition, the Corporate Secretary’s Office in conjunction with Internal Audit, report quarterly to the Audit Committee on the number and scope of issues brought via the Business Conduct Help Line.
3.3Corporate Secretary’s Office
The Corporate Secretary’s Office has the responsibility of administering the Code and managing the Business Conduct Help Line, securing annual certification of all executives and members of the Board of Directors under the Code, addressing conflict of interest issues and ensuring compliance by all Business Units.
PAGE 32 © Bell Canada 2024. All Rights Reserved. CODE OF BUSINESS CONDUCT

APPENDICES
Supporting Procedures
The Code of Business Conduct annual review is included in the annual performance process. These procedures are located in the Career Zone Bellnet site under Objective Performance.
Attachments

Attachment 1A	Certification of Directors and Executives under the Code of Business Conduct
Attachment 2A	Form BC 3684 – Employee Annual Record of Review
Attachment 2B	Form BC 3684A – Disclosure of Conflict of Interest or Potential Conflict of Interest
Attachment 3	Additional Resources

PAGE 33 © Bell Canada 2024. All Rights Reserved. CODE OF BUSINESS CONDUCT

Attachment 1A
CERTIFICATION OF DIRECTORS AND EXECUTIVES UNDER THE CODE OF BUSINESS CONDUCT
The Boards of Directors of BCE Inc. and Bell Canada (in each case, the “Company”) and our shareholders, expect all Directors and executives of the Company to follow the highest possible standards of honest and ethical conduct and to encourage and promote a culture in which ethical business conduct is recognized, valued and exemplified.
Certification
I certify that I have reviewed, understand and follow the Bell Canada Code of Business Conduct (the “Code”).
In addition, I support the setting of standards needed to discourage wrongdoing and to promote:
•honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships,
•full, fair, accurate and timely disclosure in reports and documents that the Company files with, or submits to, securities regulators and in other public communications made by the Company, in accordance with the Disclosure Policy,
•compliance with laws, rules and regulations of federal, provincial, state or local governments, and other relevant private and public regulatory agencies in all jurisdictions in which the Company operates,
•prompt reporting of all material violations of the Code to the Chair of the Audit Committee of the Board of Directors of the Company.
To the best of my knowledge and ability, I will act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgment to be compromised.
I acknowledge that I am accountable for following the Code and the responsibilities I have under it. I also acknowledge that complying with the Code is a condition of my employment. If I do not comply with it or applicable laws, rules or regulations, I may be subject to disciplinary measures, which could include dismissal from the Company.

PAGE 34 © Bell Canada 2024. All Rights Reserved. CODE OF BUSINESS CONDUCT

Attachment 2A   Form BC 3684
EMPLOYEE ANNUAL RECORD OF REVIEW
Note to immediate manager: If this form is completed in paper format, please file original in employee’s personnel file.
Policy on conflict of interest
Employees owe their first business allegiance to Bell, and therefore they must remain free of interests or relationships which are harmful or detrimental to Bell’s best interests. Employees should avoid not only a real conflict of interest, but also the appearance of one which could tarnish their own or Bell’s image. Even though it is not always possible to avoid relationships that could place you in a position of potential conflict, it is important to inform your manager and avoid actions or decisions that would conflict with Bell’s interests.
Conflict of interest can lead to disciplinary action, even to dismissal and/or prosecution. If you are in doubt, you should discuss your specific situation with your manager, who will then advise you as to the position of Bell with respect to the matter.
Annual certification
I have reviewed, fully understand and follow Bell Canada’s “Code of Business Conduct” including the section on Conflict of Interest. I have reported immediately to my manager and through the annual review process any relationship or other circumstances that do or could place me in conflict with the interests of Bell. Any new situations will be reported as they occur. I hereby certify that I have no real or potential conflict of interest, except what is disclosed through the annual review process.

PAGE 35 © Bell Canada 2024. All Rights Reserved. CODE OF BUSINESS CONDUCT

Attachment 2B   Form BC 3684A
DISCLOSURE OF CONFLICT OF INTEREST OR POTENTIAL CONFLICT OF INTEREST
Note to immediate manager: If this form is completed in paper format, please file original in employee’s personnel file. A copy should also be sent to the Corporate Secretary’s Office at: corporate.secretariat@bell.ca.

Employee

Family name	Given names	Employee number

I am directly or indirectly involved in other business or employment, which may give rise to or is at present in conflict with, or potential conflict with, the best interests of Bell:

I have direct or indirect investment, business involvements or relationships, which may give rise to or is at present in conflict with, or potential conflict with, the best interests of Bell:

I have, in the past 2 years, been employed or otherwise commercially involved in endeavours or companies which are in competition with Bell Canada and its affiliated companies (e.g.: Rogers, Telus, Videotron, Cogeco, etc.):

I am currently or was recently bound by restrictive covenants such as non-competition or non-solicitation restrictions:

Other:

For employees who declare a conflict due to past employment by a competitor: I understand that in my previous employment or commercial involvement with a competitor of Bell Canada and its affiliated companies I may have become aware of or given access to undisclosed confidential or proprietary information of my previous employer. As such, unless this information has been publicly disclosed or otherwise available in the marketplace, I am not to share such information. I also acknowledge that I have returned to my previous employer all property belonging to my previous employer including any confidential or proprietary information and documents provided to me including any third party information that was entrusted to me.
PAGE 36 © Bell Canada 2024. All Rights Reserved. CODE OF BUSINESS CONDUCT

Attachment 3
ADDITIONAL RESOURCES
If you have any questions regarding the issues raised in this document or any questions on the Code, speak to your manager or use the Business Conduct Help Line at clearviewconnects.com or by calling 1-866-298-2942 (toll free).
If you wish to report any unethical or illegal behaviour such as corporate fraud, or to raise any concerns regarding Bell’s accounting, internal accounting controls or auditing matters, you may report the matter to your manager or use the Business Conduct Help Line at clearviewconnects.com or by calling 1-866-298-2942 (toll free).
You may also use the following resources:
•Human Resources Bellnet site
•Corporate Security Bellnet site
•life-threatening emergencies: call 911
•loss or theft of Bell assets, internal fraud, criminal activity, property damage, unauthorized disclosure of confidential information, known failures in security safeguards, malfunctioning doors and locks, emergency response system (non-life threatening emergencies), emergency conditions and service impacting situations are to be reported to Bell’s National Incident Centre (NIC) at 1-866-714-0911 or at cni-nic@bell.ca
•computer security incidents, virus, worms, spam or phishing using Bell’s name, any other computer or data network attacks, weaknesses in security systems, and unexplained systems changes are to be reported to 1-888-920-8888
•significant facility or utility interruptions, surveillance, control systems or any service failures that impact our telecommunications networks are to be reported to 1-888-570-1091
•Corporate Responsibility & Environment team via the online Contact form
•Bell Enviro-line (to report an environmental incident or inspection) at 1-877-235-5368 Branding at info.branding@bell.ca
•Corporate Secretary’s Office Bellnet site or at (514) 786-8424
•Occupational Health, Safety and Workplace at (514) 870-5848 or at info.ss-hs@bell.ca
•Bell Privacy Office for customer related privacy issues at privacy@bell.ca or for additional privacy related information, visit bell.ca
•Information on privacy in the workplace for employees is available on the Privacy Bellnet site or at:
•English: privacy.coordinator@bell.ca
•French: coord.rens.pers@bell.ca
PAGE 37 © Bell Canada 2024. All Rights Reserved. CODE OF BUSINESS CONDUCT

POLICY OR PRACTICE DETAILS

Issuing BU	Law & Regulatory Department
Policy sponsor	Corporate Secretary
Policy owner	Corporate Secretary’s Office
Primary contact	Corporate Secretary’s Office
Required approvals	Board of Directors, Corporate Governance Committee, Corporate Secretary
First release	1995
Review cycle	Annually

Required Policy or Practice management elements checklist

Monitoring compliance processes defined	Yes
Communication plan complete	Yes
Communication materials complete	Yes
Training plan complete	Yes

Revision history

Date	Change owner	Changed by	Description
August 2017	Michel Lalande	Michel Lalande	Annual Update
August 2018	Michel Lalande	Miguel Baz	Annual Update
October 2018	Michel Lalande	Miguel Baz	Update
August 2019	Michel Lalande	Miguel Baz	Annual Review
January 2020	Michel Lalande	Miguel Baz	Update
August 2020	Michel Lalande	Miguel Baz	Annual Review
January 2021	Martin Cossette	Miguel Baz	Update
March 2021	Martin Cossette	Miguel Baz	Update
August 2021	Martin Cossette	Miguel Baz	Annual Review
September 2021	Martin Cossette	Alexis Cloutier	Update
November 2021	Martin Cossette	Alexis Cloutier	Update
August 2022	Martin Cossette	Alexis Cloutier	Annual Review
August 2023	Martin Cossette	Alexis Cloutier	Annual Review
December 2023	Martin Cossette	Alexis Cloutier	Update
August 2024	Martin Cossette	Geneviève Filion	Annual Review
PAGE 38 © Bell Canada 2024. All Rights Reserved. CODE OF BUSINESS CONDUCT